DSM Press Release

820-3120

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
[redacted]

RECEIVED
2006 OCT 31 P 3:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DSM

06018001

Heerlen (NL), 19 October 2006

General Meeting of Shareholders appoints Rolf-Dieter Schwalb to DSM Managing Board of Directors

SUPPL

Today, the General Meeting of Shareholders appointed Mr Rolf-Dieter Schwalb as Member of the Managing Board of Directors and Chief Financial Officer (CFO) of DSM.

Rolf-Dieter Schwalb (54), born and raised in Germany, is an all round and experienced CFO at Board level with business experience, who masters all the functional areas of the finance function. He has extensive experience with external stakeholders as well as with acquisitions and divestments in various parts of the world, including Asia. Before joining DSM Rolf-Dieter Schwalb was CFO and Member of the Executive Board of Beiersdorf AG in Germany. Prior to that, he had various responsibilities within Procter & Gamble.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

A picture of Rolf-Dieter Schwalb and his Curriculum Vitae are available at
http://www.dsm.com/en_US/html/governance/schwalb.htm

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

PROCESSED
NOV 03 2006
THOMSON FINANCIAL

dlw 11/1

DSM Press Release

82O - 3120

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

47E

Heerlen (NL), 20 October 2006

Repurchase of shares

Royal DSM N.V. has repurchased 538,017 of its own shares in the period from October 12, 2006 up to and including October 18, 2006 at an average price of EUR 35.98. This is in accordance with the share buyback program announced on September 27, 2006. The consideration of this repurchase was EUR 19.4 million.

The total number of shares repurchased under this program to date is 2,183,049 shares for a total consideration of EUR 77.3 million.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over
EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com